FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month July, 2021

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Form 6K dated July 31, 2021

2.	Filing of Form 20F dated July 31, 2021

Item 1

July 31, 2021

The United States Securities and Exchange Commission Washington D. C. 20549 United States of America Attn.: Filing Desk Dear Sirs,

Subject: Filing of Annual Report in Form 20F for the year ended March 31, 2021

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, signed copy of the Company’s Report on Form 6-K dated July 31, 2021 in connection with filing of Annual Report in Form 20F with Securities and Exchange Commission for the year ended March 31, 2021. We enclose herewith the details of Form 20F as forwarded to Indian stock exchanges in this regard.

This is for your reference and records.

Yours sincerely,

For ICICI Bank Limited

Vivek Ranjanv

Chief Manager

Encl. : As above

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI Bank Limited L65190GJ1994PLC021012 ICICI Bank Towers Bandra Kurla Complex Mumbai 400 051

Filing of Form 20-F

ICICI Bank Limited (NYSE: IBN) filed its annual report in Form 20-F for the year ended March 31, 2021 (FY2021) on July 30, 2021, as required by United States securities regulations. The Form 20-F annual report includes the Bank’s consolidated financial statements under Indian GAAP and a reconciliation of consolidated profit after tax and net worth under Indian GAAP to net income and stockholders’ equity under U.S. GAAP, approved by the Audit Committee of the Board.

The net income for FY2021 under U.S. GAAP was Rs. 21,370 crore (US$ 2,922 million) as compared to consolidated profit after tax under Indian GAAP of Rs. 18,384 crore (US$ 2,514 million). The significant difference between net income under U.S. GAAP and Indian GAAP was primarily due to difference in allowance for loan losses, difference in accounting for the valuation of debt and equity securities and differences in the deferred taxes.

Under U.S. GAAP, the allowance for loan losses in the income statement was lower by Rs. 4,865 crore (US$ 665 million) in FY2021 as compared to Indian GAAP. The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP result in timing differences in the recognition of allowance for loan losses. The U.S. GAAP financials reflect the adoption of ASU Topic 2016-13, “Financial Instruments—Credit Losses” effective April 1, 2020 under U.S. GAAP. This framework requires that the management’s estimate reflects credit losses over the instrument’s remaining expected life and considers expected future changes in macroeconomic conditions as against the incurred loss methodology applied earlier. Under U.S. GAAP, the negative impact of transition to ASU Topic 2016-13, was Rs. 5,188 crore (US$ 709 million) (net-of deferred taxes) at April 1, 2020 and was recorded through retained earnings.

Under U.S. GAAP, the difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 1,163 crore (US$ 159 million) as compared to Indian GAAP in FY2021 primarily due to gains on sale of equity shares in the Bank’s subsidiaries being recorded through equity under U.S. GAAP while these gains were recorded through profit and loss under Indian GAAP, offset, in part, by other differences in accounting for the valuation of debt and equity securities between Indian GAAP and U.S. GAAP.

Stockholders’ equity as per U.S. GAAP was Rs. 179,423 crore (US$ 24.5 billion) at March 31, 2021 compared to the consolidated net worth as per Indian GAAP of Rs. 157,588 crore (US$ 21.5 billion).

Pursuant to its issuance and listing of securities in the United States under registration statements filed with the Securities and Exchange Commission, ICICI Bank files annual report in Form 20-F with the SEC as required by U.S. securities laws and regulations. ICICI Bank in its annual report in Form 20-F includes consolidated financial statements under Indian GAAP, with a reconciliation of profit after tax and net worth under Indian GAAP to net income and stockholders' equity under U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

It may be noted that there are significant differences in the basis of accounting between U.S. GAAP and Indian GAAP primarily relating to allowance for loan losses, business combinations, consolidation, valuation of securities and derivatives, amortization of fees and costs, compensation costs, securitization, income taxes and fixed assets.

Copies of the Form 20-F are available from the United States Securities and Exchange Commission (SEC) website www.sec.gov or via a direct link to the SEC website at "About Us/Investor Relations/SEC Filings" page of ICICI Bank's website:

(https://www.sec.gov/Archives/edgar/data/0001103838/000095010321011618/dp152325_20f.htm)

Shareholders may obtain a copy of the complete audited financial statements free of charge by writing to Company Secretary, ICICI Bank Limited, ICICI Bank Towers, Bandra Kurla Complex, Mumbai 400051 or sending an e-mail to companysecretary@icicibank.com, with details of their shareholding and mailing address.

For further press queries please call Sujit Ganguli / Kausik Datta at sujit.ganguli@icicibank.com / datta.kausik@icicibank.com or corporate.communications@icicibank.com.

For investor queries please call Anindya Banerjee / Aashwij Mallya at anindya.banerjee@icicibank.com / aashwij.mallya@icicibank.com or ir@icicibank.com.

1 crore = 10 million

US$ amounts represent convenience translations at US$1= Rs. 73.14

Mumbai	For ICICI Bank Limited
July 31, 2021
/s/ Rakesh Jha
Rakesh Jha
Group Chief Financial Officer

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	July 31, 2021	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager